Exhibit 99.1

GasLog Ltd. Completes Partial Redemption of Series A Preference Shares

Hamilton, Bermuda, December 28, 2023 — GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG.PRA) announced today that the Company has completed the previously announced redemption of 4,341,681 shares of its outstanding 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”, and the redemption thereof, the “Partial Redemption”). The redemption price of the Series A Preference Shares was $25.00 per share plus accrued and unpaid dividends in respect of the Series A Preference Shares up to, but not including, the redemption date of December 28, 2023. The Company funded the Partial Redemption with proceeds of borrowings under its existing $2.8 billion Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility.

The Series A Preference Shares redeemed in connection with the Partial Redemption are no longer outstanding and all rights with respect to such stock have ceased and terminated. The Series A Preference Shares not redeemed in connection with the Partial Redemption shall remain issued and outstanding and subject to all the terms provided in the Certificate of Designations.

Email:

ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s fleet consists of 37 LNG carriers (32 on the water, four under construction and one vessel undergoing conversion into a floating storage and regasification unit, or “FSRU”).

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in GasLog's Annual Report on Form 20-F filed with the SEC on March 3, 2023, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.